UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

CNPJ/MF n° 50.746.577/0001-15

NIRE 35.300.177.045

Public Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), in compliance with CVM Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general that, on December 22, 2025, it carried out a transaction consisting of:
(i) the sale of common shares issued by its subsidiary, Rumo S.A. (“Rumo”), equivalent to approximately 4.96% of Rumo’s total share capital (“Shares”); and simultaneously
(ii) the execution of derivative instruments (total return swap), which represents the same economic exposure corresponding to the Shares mentioned in the previous item (“Financial Transaction”).

The Financial Transaction is part of the Company’s strategy focused on liquidity and cash management and does not reduce Cosan’s political and economic rights regarding Rumo.

Company’s total participation in Rumo’s total share capital remains unchanged, compounded by 20.33% direct stake and 9.94% via derivatives instruments.

The Company also informs that, on this date, it sent a communication to Rumo in accordance with Article 12 of CVM Resolution No. 44.

São Paulo, December 22, 2025.

Rafael Bergman

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 22, 2025

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer